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Exhibit 21.1

Subsidiaries of Qwest Communications International Inc.	Jurisdiction of Incorporation/Formation
Qwest Capital Funding, Inc.	Colorado
Qwest Communications Corporation	Delaware
Qwest Corporation	Colorado
Qwest Information Technologies, Inc.	Colorado
Qwest Services Corporation	Colorado
Qwest Wireless, LLC	Delaware

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  Exhibit 21.1